UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2025.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM ANNOUNCES ISSUANCE OF LOCAL HYBRID BOND

Santiago, Chile – December 4, 2025 - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that it has completed the placement of Series S Bonds in the Chilean general securities market for a total amount of UF 10,000,000 (approximately US$430 million). The placement was authorized on November 25, 2025, and is part of a 35-year bond program registered in the Securities Registry of the Commission for the Financial Market (CMF) under No. 1239.

The Series S Bonds (i) mature on February 15, 2058; (ii) will accrue, on the outstanding principal expressed in UF (unidades de fomento), a fixed annual interest rate of 4%, starting November 15, 2025; and (iii) the effective placement rate was 3.84%, which includes a local placement spread over the Central Bank of Chile’s UF-denominated bond of equivalent term of 1.52%.

Proceeds from the placement will be used for general corporate purposes and to refinance existing debt.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, iodine, and potassium nitrate markets.

For further information, contact:

Gerardo Illanes: gerardo.illanes@sqm.com
Isabel Bendeck: isabel.bendeck@sqm.com
Megan Suitor: megan.suitor@sqm.com

Media contacts:

Lithium Division: Ignacia Lopez / ignacia.lopez@sqm.com
Iodine- Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com
International Lithium Division: Diana WearingSmith / diana.wearingsmith@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: December 4, 2025	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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